
July 19, 2010

Daniel E. Pittard
President and Chief Executive Officer
Rubio's Restaurants, Inc.
1902 Wright Place, Suite 300
Carlsbad, CA 92008

> **Re:** **Rubio's Restaurants, Inc.**
> **Amended Preliminary Proxy on Schedule 14A**
> **Filed July 13, 2010**
> **File No. 000-26125**
>
> **Amendment No. 1 to Schedule 13E-3**
> **Filed June 29, 2010**
> **File No. 005-57387**

Dear Mr. Pittard:

We have reviewed your response to our letter dated July 13, 2010 and have the following additional comments. Please note that page references refer to the marked version of your filings provided by counsel.

<u>Schedule 14A</u>

<u>Background of the Merger, page 14</u>

1. We note the response to prior comment 1 and we have reviewed the supplemental materials provided under the cover of a separate letter dated July 12, 2010. We note that the supplemental materials dated January 25 and January 28, 2010 contain slides providing (1) a "comparable restaurant analysis," (2) statistics regarding selected restaurant "M&A" transactions, (3) a line graph illustration of Rubio's stock price change relative to comparable companies, (4) a summary of the five bids still outstanding as of January 28, 2010, including that of Mill Road Capital and (5) a description of the interests and concerns of potential acquirers. We also note that some of this information appears in several of the reports previously filed as exhibits to the Schedule 13E-3 filed on June 29, 2010. All of this information appears relevant to the consideration ultimately offered to shareholders by Mill Road Capital, and therefore appears materially related to the Rule 13e-3 transaction. Please file the materials dated January 25 and January 28, 2010 as exhibits to the Schedule 13E-3 and summarize them in the disclosure document.

2. We refer you to your counsel's June 29 response to comment 8 of our June 24 comment letter. Your counsel indicated that the analyses of Cowen presented at Board meetings on October 22, 2009, November 20, 2009 and March 29, 2010, and a special committee meeting on November 9, 2009, respectively, were each prior versions of the respective analyses set forth in the Cowen presentation dated May 8, 2010 which are described in the proxy statement. Please confirm in your response letter that there were no material differences between these five presentations. If there are material differences, please disclose such differences and file such written materials as exhibits to the Schedule 13E-3.

Please contact J. Nolan McWilliams at (202) 551-3217, Perry Hindin, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3444, or me at (202) 551-3750 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (858) 638-5014
Larry W. Nishnick, Esq.
DLA Piper LLP